UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


-                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of October, 2004

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

-


        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company





Notification of change in interest in shares

We write in accordance with rule 9.12. under the Continuing Obligations section of the List Rules, to notify you that on 12 October 2004 we received notification that pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equates to 120,639,432 shares, now represents 15.019% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule below.


From: Pearson plc

Letter to Pearson PLC
Dated 7 October 2004


                           Section 198 Notification
                           Notification of Increase

     This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

     The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

     Share capital to which this relates:

     Ordinary Shares (803,236,721 shares outstanding)

     Number of shares in which the Companies have an interest:

     120,639,432

     Name(s) of registered holder(s):

     See Schedule B


As of 7 October 2004

                                                         Number of   Percent of
Pearson plc                                                  Shares  Outstanding

The Capital Group Companies Inc. ("CG") holdings        120,639,432      15.019%%

Holdings by CG Management Companies and Funds:

* Capital Guardian Trust Company                         62,279,240       7.822%

* Capital International Limited                          13,798,877       1.718%

* Capital International S.A.                              5,705,086       0.710%

* Capital International Inc.                             12,240,757       1.524%

* Capital Research and Management Company                26,067,272       3.245%


                                    Schedule A



                      Schedule of holdings in Pearson plc
                              As of 7 October 2004

                         Capital Guardian Trust Company

Registered Name                                         Local Shares

State Street Nominees Limited                              8,912,953

Bank of New York Nominees                                  1,865,158

Northern Trust                                               134,709

Chase Nominees Limited                                    27,825,161

BT Globenet Nominees Ltd.                                    739,635

Midland Bank plc                                           8,230,375

Cede & Co.                                                   127,663

Deutsche Bank Mannheim                                         2,200

                                     Schedule B

Bankers Trust                                              2,548,400

Barclays Bank                                                427,800

Citibank London                                               12,500

Nortrust Nominees                                          9,486,782

Royal Bank of Scotland                                       113,300

MSS Nominees Limited                                          54,200

State Street Bank & Trust Co.                                 84,000

RBSTB Nominees Ltd                                             2,200

Citibank NA                                                   45,500

                                     Schedule B

Deutsche Bank AG                                               2,100

HSBC Bank PLC                                                 13,600

Mellon Bank N.A.                                             187,900

ROY Nominees Limited                                          52,900

Mellon Nominees (UK) Limited                               1,909,904

HSBC                                                          43,900

JP Morgan Chase Bank                                           4,600

                                           TOTAL          62,827,440


                                 Schedule B


                       Capital International Limited

Registered Name                                          Local Shares

State Street Nominees Limited                                 516,962

Bank of New York Nominees                                   3,647,212

Northern Trust                                                700,244

Chase Nominees Limited                                      2,204,935

Midland Bank Plc                                               78,200

Bankers Trust                                                 237,771

Barclays Bank                                                  67,200

Citibank London                                                52,300


                                  Schedule B


Morgan Guaranty                                               202,200

Nortrust Nominees                                           2,426,246

Royal Bank of Scotland                                        850,600

MSS Nominees Limited                                          109,000

State Street Bank & Trust Co                                  384,700

National Westminster Bank                                      63,900

Lloyds Bank                                                    53,600

Citibank NA                                                    23,500

Deutsche Bank AG                                            1,078,036

                                  Schedule B

HSBC Bank plc                                                 789,530

Mellon Bank NA                                                 11,016

KAS UK                                                         37,125

Bank One London                                               167,300

Clydesdale Bank plc                                            82,500

JP Morgan Chase Bank                                           14,800

                                                TOTAL      13,798,877



                                  Schedule B

                          Capital International S.A.
Registered Name                                           Local Shares

State Street Nominees Limited                                   16,036

Bank of New York Nominees                                       27,700

Chase Nominees Limited                                       2,815,442

Credit Suisse London Branch                                     20,000

Midland Bank plc                                               652,000

Barclays Bank                                                  758,518

Pictet & Cie, Geneva                                            10,900

Citibank London                                                 21,200

                                   Schedule B


Brown Bros.                                                     73,900

Nortrust Nominees                                               11,300

Morgan Stanley                                                  12,900

Royal Bank of Scotland                                         130,018

J.P. Morgan                                                    577,883

State Street Bank & Trust Co.                                   65,600

National Westminster Bank                                       35,200

Lloyds Bank                                                     44,300

RBSTB Nominees Ltd                                              60,100


                                   Schedule B

Deutsche Bank AG                                                72,352

HSBC Bank plc                                                  275,537

HSBC                                                            24,200

                                                   TOTAL     5,705,086


                                   Schedule B


                          Capital International Inc.

Registered Name                                           Local Shares

State Street Nominees Limited                                4,229,257

Bank of New York Nominees                                    1,190,399

Northern Trust                                                  52,600

Chase Nominees Limited                                       2,861,350

Midland Bank plc                                               275,400

Bankers Trust                                                   51,500

Citibank London                                                138,000

Brown Bros.                                                    257,600


                                   Schedule B


Nortrust Nominees                                              905,398

Royal Bank of Scotland                                         193,700

State Street Bank & Trust Co.                                  945,496

Citibank                                                        36,100

RBSTB Nominees Ltd                                              38,500

Citibank NA                                                    358,657

HSBC Bank PLC                                                  185,200

JP Morgan Chase Bank                                           521,600

                                              TOTAL         12,240,757


                                  Schedule B

                     Capital Research & Management Company

Registered Name                                           Local Shares

State Street Nominees Limited                                  750,000

Chase Nominees Limited                                      25,317,272

                                              TOTAL         26,067,272



 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 12 October, 2004

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary